[SRSY Letterhead]

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

February 22, 2011

Via EDGAR

Rebecca Marquigny, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:         Nationwide Variable Insurance Trust –
Preliminary Proxy Statement

Dear Ms. Marquigny:

This letter responds to each of the comments provided to me on February 11, 2011, regarding the preliminary proxy statement and other proxy materials (the “Proxy Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 3, 2011, on behalf of Nationwide Variable Insurance Trust (the “Registrant” or “Trust”), for the AllianceBernstein NVIT Global Fixed Income Fund (the “Fund”).  The Special Meeting of Shareholders (the “Meeting”) will be held at the offices of the Trust, located at 1000 Continental Drive, Suite 400, King of Prussia, Pennsylvania 19406, on April 11, 2011, at 10 a.m. Eastern Time, to approve the liquidation of the assets and dissolution of the Fund pursuant to the provisions of a Plan of Liquidation and Dissolution.

For your convenience, I have summarized each of your comments in bold, in the order you provided them, and have set forth the Registrant’s response immediately below each comment.  The revisions indicated below will be included in the Registrant’s subsequent filing of the definitive proxy statement.

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

Rebecca Marquigny, Esquire
U.S. Securities and Exchange Commission
February 22, 2011

▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.
Comment – Please be clearer and discuss in greater detail the transfer of assets option available for owners of variable annuity contracts and variable life policies issued by Nationwide Life Insurance Company or Nationwide Life and Annuity Insurance Company.  For example, where it states that such contract owner may transfer their assets, please indicate whether this option affects (i) the number of transfers permitted each year under the contract, (ii) the number of transfers permitted each year under the contract without cost to the contract owner, and (iii) transfers subject to redemption fees under the contract (including CDSCs or other fees under the contract).  Also, please state the deadline of this option for contract owners.  Please verify whether this Proxy Statement serves as notice to contract owners.

Response – In numerous places throughout the Proxy Statement, Registrant has clarified that this option is available without impacting any transfer restrictions or fees under the contract.  Further, Registrant has also clarified that this option is available immediately and until the Liquidation Date.  The Registrant confirms that this Proxy Statement serves as notice to shareholders of this option.

2.
Comment – In the section “Why am I being asked to vote on this Proposal?” please provide the dispositive reasons that the Board of Trustees concluded that the liquidation is in the best interests of shareholders.  The phrase a “variety of reasons” is vague.

Response – Registrant has remove the phrase “variety of reasons” and indicated that the Board evaluated all of the factors in the section and concluded that the liquidation was in the best interests of Fund shareholders.

3.
Comment – In the section “Why am I being asked to vote on this Proposal?,” with regard to the sentence that includes, “although fund shareholders will pay the costs, if any, of the securities transactions conducted in liquidating the Fund’s portfolio to cash,” please indicate if all shareholders will bear the burden of these costs proportionately or if only those shareholders who are in the fund at liquidation will pay these costs.

Response – Registrant has indicated in the section that those shareholders who do not transfer their assets into another investment option before the Liquidation Date will pay the costs, if any, of the securities transactions.

4.	Comment – Please describe how you will calculate the Liquidation Date.

Rebecca Marquigny, Esquire
U.S. Securities and Exchange Commission
February 22, 2011

Response – “Liquidation Date” is defined in the section “Why am I being asked to vote on this Proposal?”  Further and more detailed discussion of the Liquidation Date is also set forth in the Plan of Liquidation and Dissolution, which is attached as Exhibit A.  Therefore, Registrant declines to make the requested change.

5.	Comment – In the section “Payments of Debts; Expenses of the Liquidation and Dissolution,” please clarify which fund shareholders will pay the costs of the liquidation.

Response – Registrant has revised the section to indicate that those shareholders who do not transfer their assets into another investment option before the Liquidation Date will pay the costs, if any, of the securities transactions.

6.	Comment - In the section “Shareholder Options,” please indicate that contract owners who, after the liquidation, are placed into the NVIT Money Market Fund will pay the liquidation costs.

Response – Registrant has indicated that liquidation proceeds (including any deductions due to the costs of the liquidation) will be reinvested into the NVIT Money Market Fund.

7.	Comment – In the section “General Income Tax Consequences,” the second to last paragraph of the section is overly complex. Please consider revising.

Response – Registrant has revised as requested.

8.	Comment – In the section “Powers of the Board,” please bold or italicize the last paragraph that discusses the costs of the liquidation.

Response – Registrant has italicized this paragraph.

9.
Comment – In the section “Powers of the Board,” the last sentence of the second paragraph is inconsistent with other disclosure in the Proxy Statement that states that transfers will occur without charge.

Response – The referenced sentence discusses the timing and method of redemptions and includes insurance companies not limited to Nationwide Life.  The disclosure indicates that contract owners should discuss redemption procedures with their applicable insurance company.  Registrant does not believe that the language is inconsistent with disclosure indicating that transfers will occur without charge to contracts issued by Nationwide Life.  Therefore, Registrant declines to make the requested change.

Rebecca Marquigny, Esquire
U.S. Securities and Exchange Commission
February 22, 2011

10.	Comment – In the section “What Constitutes a Quorum?” please discuss proportional voting and the impact that it has on quorum.

Response – The impact of proportional voting is discussed in the section “What Vote is Required to Approve the Proxy.”  Further, there is discussion in the section “What Constitutes a Quorum” indicating that quorum is reached through the record shareholders of the Fund, generally Nationwide Life and the Participating Insurance Companies.  Registrant believes it would be duplicative to add further proportional voting disclosure to the section “What Constitutes a Quorum.” Therefore, Registrant declines to make the requested change.

11.	Comment – In the last sentence of the last page of the proxy card, please remove, “or the company will not vote all shares attributable to your account.”

Response – Registrant has revised as requested.

* * *

Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8402, or, in my absence, Prufesh R. Modhera at (202) 419-8417

Respectfully submitted,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman

cc:           Allan Oster, Esq.
Barbara A. Nugent, Esq.
Prufesh R. Modhera, Esq.